EX 99.28(h)(88)

Amendment to Amended And Restated Administration Agreement
between JNL Series Trust and Jackson National Asset Management, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company (“Administrator”), and JNL Series Trust, a Massachusetts business trust (“Trust”).

Whereas, the Administrator and the Trust entered into an Amended and Restated Administration Agreement dated as of December 3, 2007 (“Agreement”), whereby the Administrator agreed to provide certain administrative services to several separate series of shares (each a “Fund”) of the JNL Series Trust.

Whereas, the parties have agreed to add a new sub-section “2.2.16 Borrowing,” under section 2, of the Agreement to clarify responsibility for financing expenses.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement to add the “2.2.16 Borrowing” section as follows:

2.2.16.  Borrowing

All costs and expenses that may be incurred by a Fund related to borrowing money, including interest expenses.

This Amendment may be executed in two or more counterparts which together shall constitute one document.

In Witness Whereof, the Administrator and the Trust have caused this Amendment to be executed as of this 26th day of August, 2011.

JNL Series Trust	Jackson National Asset Management, LLC

By: /s/ Susan S. Rhee	By: /s/ Mark D. Nerud
Name: Susan S. Rhee	Name: Mark D. Nerud
Title: Vice President, Counsel, and Secretary	Title: President and CEO